Via Facsimile and U.S. Mail

Mail Stop 4720

April 29, 2010

Richard E. Dunning
President and Chief Executive Officer
Fremont Michigan Insuracorp, Inc.
933 E. Main Street
Fremont, Michigan 49412

      Re: Fremont Michigan Insuracorp, Inc.
              Form 10-K for fiscal year ended December 31, 2009
              Filed on March 5, 2010
              File No. 000-50926

Dear Mr. Dunning:

      We have completed our review of the above filing and have no further comments at this time.

                     Sincerely,

                     Joel Parker
                     Accounting Branch Chief